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Exhibit 12

Statement re: Calculation of Ratios of Earnings to
Combined Fixed Charges and Preferred Unit Distributions
(Dollars in thousands)

	Six Months Ended June 30, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
Net income from continuing operations less preferred distributions	$77,002	$176,130	$257,914	$243,841	$159,447	$103,112
Preferred distributions	20,308	52,613	60,850	57,389	46,808	19,833
Earnings from land and depreciated property dispositions	(11,146)	(2,340)	(45,708)	(60,692)	(10,012)	(1,351)
Interest expense	67,377	116,570	111,419	131,048	86,757	60,217

Earnings before fixed charges	153,541	342,973	384,475	371,586	283,000	181,811

Interest expense	67,377	116,570	111,419	131,048	86,757	60,217
Preferred distributions	20,308	52,613	60,850	57,389	46,808	19,833
Interest costs capitalized	3,306	13,529	25,859	32,980	26,017	8,546

Total fixed charges	90,991	182,712	198,128	221,417	159,582	88,596

Ratio of Earnings to Fixed Charges	2.17	2.64	2.80	2.27	2.51	2.64

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.69	1.88	1.94	1.68	1.77	2.05

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  Exhibit 12